SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.
(Name of Subject Company)

BIOENVISION, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
AND
SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK,
PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

Common Stock - 09059N100
Preferred Stock - None
(CUSIP Number of Class of Securities)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.
James R. Kasinger, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are copies of emails sent to employees by Bioenvision, Inc. on May 29, 2007.

Dear Bioenvision Team,

I am very pleased to inform you that this morning we announced that Bioenvision is being acquired by Genzyme in an all cash transaction valued at $5.60 per outstanding common share, representing a premium of approximately 50 percent over the last twenty days trading average. The deal values the company at $345 million. This transaction is a direct acknowledgement of the amazing work we, as a team, have accomplished in such a short period of time. I believe this transaction creates tremendous value for our shareholders, as well as for our organization and clofarabine.

I can assure you that Genzyme is deeply committed to furthering the clinical development of clofarabine and making it available on a global basis so that patients around the world with these very difficult forms of cancer will have access to this important therapy.  I believe that the resources and competencies of Genzyme provide an opportunity to accelerate the global development of clofarabine, and we are thereby continuing to prioritize the interests of the patient population we so passionately have dedicated ourselves to.

I want to make sure that I convey how much I appreciate the extraordinary effort put forth by every one of you to in making Bioenvision a success. We can all be very proud of what we have achieved and the good we have done, and continue to do for cancer patients. Now the time has come to make sure that clofarabine, and our other products, are given sufficient resource to realize their full potential.

We put out a joint press release this morning (see attached) informing people of this announcement. I realize you are likely to have a lot of questions as a result of this news, and I and the other senior managers will address these with you. As an initial measure I propose to hold a teleconference to explain the transaction. Recognizing the short notice, I would like to discuss this with you at 9:20 a.m. (Eastern Time) / 2:20 p.m. (UK Time) to briefly provide the information that I can at this moment.  The dial-in information is provided below.

Respectfully,

Chris

Dial-in information:  TBD

Dear Bioenvision Team,

I am very pleased to inform you that this morning we announced that Bioenvision is being acquired by Genzyme in an all cash transaction valued at $5.60 per outstanding common share, representing a premium of approximately 50 percent over the last twenty days trading average. The deal values the company at $345 million. This transaction is a direct acknowledgement of the amazing work we, as a team, have accomplished in such a short period of time.  I believe this transaction creates tremendous value for clofarabine, as well as for our Company and our shareholders.

I can assure you that Genzyme is deeply committed to furthering the clinical development of clofarabine and making it available on a global basis so that patients around the world with these very difficult forms of cancer will have access to this important therapy.  I believe that the resources and competencies of Genzyme provide an opportunity to accelerate the global development of clofarabine, and we are thereby continuing to prioritize the interests of the patient population we so passionately have dedicated ourselves to.

I want to make sure that I convey how much I appreciate the extraordinary effort put forth by every one of you to in making Bioenvision a success. We can all be very proud of what we have achieved and the good we have done, and continue to do for cancer patients. Now the time has come to make sure that clofarabine, and our other products, are given sufficient resource to realize their full potential.

We put out a joint press release this morning (see attached) informing people of this announcement. I realize you are likely to have a lot of questions as a result of this news, and I and the other senior managers will address these with you. Thank you for your support.

Respectfully,

Chris

Important Information About the Tender Offer

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Bioenvision stock. Genzyme has not commenced the tender offer for shares of Bioenvision stock described in this communication. Upon commencement of the tender offer, Genzyme will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Bioenvision will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9.  Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www.sec.gov, or from Genzyme by directing a request to Genzyme, 500 Kendall Street, Cambridge, MA 02142, Attention: Sally Curley, Investor Relations, (617) 768-6140, or from Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, New York 10154, Attention: James Scibetta, chief financial officer.

In connection with the proposed transactions contemplated by the definitive agreement between Genzyme and Bioenvision, Bioenvision and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Bioenvision stockholders in connection with such proposed transactions.  Information about Bioenvisions’s directors and executive officers is available in Bioenvision’s proxy statement for its 2006 annual meeting of stockholders, as filed with the SEC on October 20, 2006.

Safe Harbor Statement

Statements in this communication may contain, in addition to historical information, certain forward-looking statements.  All statements included in this communication concerning activities, events or developments that Bioenvision expects, believes or anticipates will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Bioenvision’s business will have been adversely impacted during the pendency of the tender offer.  Additional information on these and other risks, uncertainties and factors is included in Bioenvision’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.